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                                                           Filed by Proxim, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Proxim, Inc.
                                                     Commission File No. 0-22700

           On January 17, 2002, Proxim, Inc. sent an email message to all of its employees with an attached letter from David C. King, Chairman, President and Chief Executive Officer. The text of the letter was as follows:


FOR INTERNAL USE ONLY                                    [PROXIM LOGO]

                                                         David C. King
                                                         Chief Executive Officer

January 17, 2002

To All Proxim Employees:

I am pleased to announce that Proxim and Western Multiplex have agreed to merge our companies to create the only true provider of end-to-end wireless networking solutions. Our combined company will deliver a broad product portfolio of both indoor and outdoor products for wireless markets ranging from telcos to the home. Plus, we expect this merger to enable us to create products for new market opportunities that neither company would have been able to address as easily on its own.

In this merger of equals, each ordinary share of Proxim will be converted into
1.8896 ordinary shares of Western Multiplex. The combined company will keep the Proxim name and trade under the ticker symbol PROX.

This merger is good for Proxim for three reasons:

- Proxim will broaden its wireless portfolio with high performance outdoor products that complement Proxim's Harmony and Stratum MP products.

- Proxim gains access to Western Multiplex' carrier and enterprise partners globally, diversifying its customer base.

- Proxim's expertise in 802.11a, 802.11b and HomeRF, combined with Western Multiplex' expertise in point-to-point and point-to-multipoint wireless technologies, will allow our combined company to develop new products that provide end-to-end solutions for mobile, portable and fixed wireless applications.

Western Multiplex benefits from the opportunity to create new products and access to Proxim's distribution channels, which reach OEMs, enterprises and consumers. Post merger, we believe the company will benefit from the greater depth of combined senior management and opportunities to leverage more efficient operation.

The top four executives in the combined company will be:

               Jonathan Zakin               Chairman and CEO
               David King                   President and COO
               Keith Glover                 CFO
               Amir Zoufonoun               EVP, Technology

The merger is expected to close in early Q2. During the interim period, we will be working out the details of our transition plan, and no changes are planned until after the merger is complete. So we need to stay the course during this period.

Together we have weathered the turbulent times of the past year, and together we'll make this new endeavor a success. I ask for your patience during our transition and for your support for our new combined company.

David King


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FURTHER INFORMATION

Western Multiplex will be filing with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus that will be mailed to Western Multiplex and Proxim stockholders. The registration statement and the proxy statement/prospectus will contain important information about Western Multiplex, Proxim, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, and other information filed by Western Multiplex and Proxim at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Western Multiplex's and Proxim's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. The registration statement and proxy statement/prospectus and these other documents may also be obtained for free from the parties.

Western Multiplex, Proxim and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Western Multiplex and Proxim in favor of the merger. The directors and executive officers of Western Multiplex and their beneficial ownership of Western Multiplex common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. You may obtain that proxy statement free of charge at the SEC's website, www.sec.gov. The directors and executive officers of Proxim and their beneficial ownership of Proxim common stock are set forth in the proxy statement for the 2001 annual meeting of Western Multiplex. In addition, David King has entered into an employment agreement with Western Multiplex, and, upon completion of the merger, certain directors of Western Multiplex and Proxim will become directors of the combined company. Security holders of Western Multiplex and Proxim may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.

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